UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of December 2018

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

ABILITY INC.

On December 26, 2018, Ability Inc. (the “Company”) announced its financial results for the three and nine months ended September 30, 2018.

Three Months Ended September 30, 2018 Financial Summary

Revenues for the three months ended September 30, 2018, were $25,000, a decrease of $172,000, or 87%, compared to $197,000 for the three months ended September 30, 2017. The revenues for the three months ended September 30, 2018 related to sales to a reseller in Asia. The revenues for the three months ended September 30, 2017 related primarily to sales to a customer in Europe.

Cost of revenues for the three months ended September 30, 2018 were $297,000, a decrease of $266,000, or 47%, compared to $563,000 for the three months ended September 30, 2017, with such decrease being consistent with the decrease in revenues.

Operating loss for the three months ended September 30, 2018 was $2.3 million, a decrease of $0.5 million, or 20%, compared to $2.8 million for the three months ended September 30, 2017. The decrease was due to lower gross loss and general and administrative expenses. Such decrease was partially offset by an increase in selling and marketing expenses.

Net and comprehensive loss for the three months ended September 30, 2018 was $2.3 million or $0.83 per ordinary basic and diluted share, a decrease of $0.7 million, or 23%, compared to $3.0 million or $1.23 per ordinary basic and diluted share for the three months ended September 30, 2017.

Nine Months Ended September 30, 2018 Financial Summary

Revenues for the nine months ended September 30, 2018, were $437,000, a decrease of $592,000, or 58%, compared to $1 million for the nine months ended September 30, 2017. The revenues for the nine months ended September 30, 2018 related primarily to sales to a reseller in Asia while the revenues for the nine months ended September 30, 2017 related primarily to sales to a reseller in Latin America.

Cost of revenues for the nine months ended September 30, 2018 were $1.2 million, a decrease of $0.5, or 33%, compared to $1.7 million for the nine months ended September 30, 2017, with such decrease being consistent with the decrease in revenues.

Operating loss for the nine months ended September 30, 2018 was $8.0 million, a decrease of $1.1 million, or 12%, compared to $9.1 million for the nine months ended September 30, 2017. The decrease was due to lower gross loss, selling and marketing expenses and general and administrative expenses.

Net and comprehensive loss for the nine months ended September 30, 2018 was $8.0 million or $3.11 per ordinary basic and diluted share, a decrease of $1.1 million, or 12%, compared to $9.1 million or $3.72 per ordinary basic and diluted share for the nine months ended September 30, 2017.

Consolidated Balance Sheet Highlights

As of September 30, 2018, the Company had an accumulated deficit of $26.0 million, cash and cash equivalents of $3.4 million, and a negative working capital of $5.6 million, compared to an accumulated deficit of $18.0 million, cash and cash equivalents of $1.9 million, and a negative working capital of $0.6 million as of December 31, 2017.

On August 16, 2018, the Company issued and sold 728,262 ordinary shares in a registered direct offering at $4.60 per share for aggregate gross proceeds of approximately $3.35 million, or $2.8 million, net of issuance costs.

On November 27, 2018, the Company sold to a single institutional investor 360,000 units, each unit consisting of one ordinary share and one warrant to purchase one ordinary share, at a price of $3.25 per Unit and 2,716,923 pre-funded units, each pre-funded unit consisting of one pre-funded warrant to purchase one ordinary share and one warrant to purchase one ordinary share, at a price of $3.24 per pre-funded unit, for aggregate gross proceeds of approximately $10.0 million, or approximately $8.8 million, net of issuance costs. As of the date of this Report on Form 6-K, an aggregate of 2,140,000 ordinary shares have been issued upon exercise of pre-funded warrants.

Net cash used in operating activities for the nine months ended September 30, 2018 was $2.8 million, a decrease of $5.6 million, compared to net cash used in operating activities of $8.4 million for the nine months ended September 30, 2017. Net cash used in investing activities for the nine months ended September 30, 2018 was $49,000, a decrease of $15,000, compared to net cash used in investing activities of $64,000 for the nine months ended September 30, 2017. Net cash provided by financing activities for the nine months ended September 2018 was $4.3 million, an increase of $4.1 million, compared to $0.2 million for the nine months ended September 30, 2017.

Due to a significant decline in revenues and an increase in legal and professional services fees, the Company suffered losses from operations, and the Company has an accumulated deficit that, among other reasons, raises substantial doubt about the Company’s ability to continue as a going concern. The Company’s independent registered public accounting firm, in its report on the Company’s audited consolidated financial statements for the year ended December 31, 2017 expressed substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon, among other things, cash flow from customers for ongoing projects, increase in sales, the Company’s controlling shareholders’ financial support of the Company, a decrease in litigation costs, the Company’s ability to remain listed on the Nasdaq Capital Market and favorable resolution of the pending lawsuits and SEC investigation.

On July 3, 2018, the SEC issued Wells notices to us and to Anatoly Hurgin and Alexander Aurovsky, the Company’s controlling shareholders who are also officers and directors, in connection with the previously disclosed ongoing investigation of the SEC into the transaction with Cambridge, the restatement that occurred in May 2016, and financial and business information. The Wells notice indicated that the Staff of the SEC’s Division of Enforcement has made a preliminary determination to recommend that the SEC authorize the institution of an enforcement action against us and Messrs. Hurgin and Aurovsky that would allege, among others, violations of Section 17(a) of the Securities Act of 1933, Sections 10(b) and 14(a) of the Securities Exchange Act of 1934. A Wells notice is neither a formal allegation of wrongdoing nor a finding that any violations of law have occurred. Rather, it provides the Company and Messrs. Hurgin and Aurovsky with an opportunity to respond to issues raised by the SEC and offer their perspective prior to any SEC decision to institute proceedings. On August 10, 2018, the Company and Messrs. Hurgin and Aurovsky made Wells submissions in response to the Wells notices. If enforcement action is initiated, this could result in the Company and Messrs. Hurgin and/or Aurovsky being subject to an injunction and cease and desist order from further violations of the securities laws as well as monetary penalties of disgorgement, pre-judgment interest, a civil penalty, and in the case of Messrs. Hurgin and Aurovsky only, a bar from serving as an officer or director.

The Company expects to continue incurring losses and negative cash flows from operations in the near future. Based on the Company’s projected cash flows and the Company’s cash balances as of the date of this Report on Form 6-K, the Company’s management is of the opinion that it has sufficient capital to finance its operations for approximately one year assuming the utilization in full of the Company’s line of credit described in the next sentence or repayment of the line of credit by the Company’s founders. As further described below, on April 11, 2018, the Company obtained a six-month bank line of credit of NIS 11 million ($3.1 million) secured by Messrs. Hurgin and Aurovsky. To date, the Company has drawn down NIS 5.5 million ($1.5 million) on the line of credit.

Management is investing significant marketing efforts in order to generate additional revenue and simultaneously is continuing to decrease its expenses, primarily its legal and professional services fees in order to regain profitability however as a result of the Wells notice, the Company expects to incur significant legal expenses. Additionally, the Company plans to raise capital through the sale of equity securities or debt and settle certain of the lawsuits that are pending.

On February 21, 2018, Messrs. Hurgin and Aurovsky executed an Irrevocable Undertaking, or the Undertaking, for the Company’s benefit. According to the Undertaking, Messrs. Hurgin and Aurovsky agreed to make available to the Company from, March 1, 2018, a $3.0 million line of credit or loan in favor of Ability Computer & Software Industries Ltd. The Undertaking provided that the term of the line of credit or loan is to be for a period of no less than six months. The line of credit or loan will not bear any interest and Messrs. Hurgin and Aurovsky may not demand repayment, reduce or otherwise impair the line of credit or the loan. The Undertaking further provided that at the end of the term of the line of credit or loan, the board of directors will determine whether repayment of the line of credit or the loan will compromise the Company’s ability to meet its obligations. Messrs. Hurgin and Aurovsky undertook to renew the line of credit or extend the term of the loan on the same terms for an additional period of no less than six months in accordance with a resolution of the board of directors with respect to the necessity of the support of Messrs. Hurgin and Aurovsky. On April 11, 2018, the Company obtained a six-month line of credit, secured by Messrs Hurgin and Aurovksy, from an Israeli commercial bank in the amount of NIS 11 million ($3.1 million), of which NIS 5.5 million ($1.5 million) has been drawn down to date. The line of credit, which is still secured by Messrs. Hurgin and Aurovsky, has been extended through April 9, 2019. On amounts drawn under the line of credit, an interest rate in an amount to be determined at the time of draw down shall apply (which is currently 3.35% per annum) in addition to a semi-annual bank commission of NIS 27,500 ($7,900). Subsequently at a meeting of the board of directors on April 23, 2018, it was resolved to amend the terms of the Undertaking to provide that the Company will bear the costs and interest of the line of credit.

There is no assurance, however, that the Company will be successful in obtaining the level of financing needed for its operations. If the Company is unsuccessful in selling its products, raising capital, settling certain lawsuits or if SEC enforcement action is initiated the Company may need to further reduce activities, curtail or cease operations.

On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018.

As disclosed in the Company’s Report on Form 6-K dated November 21, 2018, on November 20, 2018, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with a third party seller (the “Seller”) and a third party supplier (the “Supplier”) who develops and licenses to a subsidiary of the Company on an exclusive basis Ultimate Interception, the Company’s principal cellular interception system that it offers. Upon the satisfaction or waiver of the conditions in the Purchase Agreement, including satisfactory due diligence by the Company, the Company, agreed to acquire the Supplier through the purchase of all the issued and outstanding shares of the Supplier. In consideration for the sale, the Company agreed to issue to the Seller 354,609 ordinary shares of the Company and in addition agreed to issue to the Seller three warrants, each warrant exercisable for 100,000 ordinary shares of the Company at an exercise price of $3.81, with the first warrant exercisable for 30-days from the first anniversary of the closing date, the second warrant exercisable for 30 days from the second anniversary of the closing date, and the third warrant exercisable for 30 days from the third anniversary of the closing date. Closing of the transaction is subject to the satisfaction of certain closing conditions which are still pending at the date of this Report on Form 6-K.

On December 24, 2018, the Company’s board of directors approved the following grants: (i) 50,000 restricted shares to Avi Levin, the Company’s Chief Financial Officer, one third of which vest on each of January 17, 2019, January 17, 2020 and January 17, 2021, (ii) an aggregate of 100,000 restricted shares to employees of the Company, one third of which vest on each of January 17, 2019, January 17, 2020 and January 17, 2021, and (iii) an option to purchase 25,000 ordinary shares to a consultant, exercisable at $0.001 per share, one third of which vest on each of January 17, 2019, January 17, 2020 and January 17, 2021.

Forward-Looking Statements

This Report on Form 6-K may contain “forward-looking statements” within the meanings of the Private Securities Litigation Reform Act of 1995. These statements, which may be identified by words such as “may,” “will,” “should,” “expects,” “intends,” “plans,” “anticipates,” “believes,” “thinks,” “estimates,” “seeks,” “predicts,” “could,” “projects,” “potential” and other similar terms and phrases, are based on the beliefs of the Company’s management, as well as assumptions made by, and information currently available to, the Company’s management as of the date of such statements. These statements are subject to risks and uncertainties, all of which are difficult to predict and many of which are beyond the Company’s control. The Company specifically disclaims any obligation to update these statements, which speak only as of the dates on which such statements are made, except as may be required under the federal securities laws. Information regarding additional risks and uncertainties is contained in the Company on the Annual Report on Form 20-F for the year ended December 31, 2017.

Ability Inc.

Condensed Consolidated Balance Sheets

	September 30,	December 31,
	2018	2017
	U.S. Dollar in thousands
ASSETS	Unaudited	Audited
CURRENT ASSETS:
Cash and cash equivalents	$3,391	$1,944
Restricted deposit for put option	12,326	-
Accounts receivable	2,000	1,975
Inventory	-	50
Income tax receivable	162	162
Other receivables	263	2,351
Total Current Assets	18,142	6,482

NON-CURRENT ASSETS:
Restricted deposit for put option	-	12,143
Property and equipment, net	1,132	1,388
Total Non-Current Assets	1,132	13,531

Total Assets	$19,274	$20,013

LIABILITIES & SHAREHOLDER’S EQUITY (NET OF CAPITAL DEFICIENCY):
CURRENT LIABILITIES:
Bank loan	$1,520	$-
Accrued payroll and other compensation related accruals	225	135
Trade accounts payable, accrued expenses and other accounts payable	4,470	4,056
Put option liability	12,326	-
Accrued expenses and accounts payable with respect to Projects	2,039	2,541
Progress payments in excess of accumulated costs with respect to Projects	3,156	306
Total Current Liabilities	23,736	7,038

NON-CURRENT LIABILITIES:
Put option liability	-	12,143
Accrued severance pay	163	241
Total Non-Current Liabilities	163	12,384

Total Liabilities	23,899	19,422

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Ordinary shares $0.001 par value, 20,000,000 shares authorized, 3,304,677 and 2,576,415 shares issued and outstanding as of September 30, 2018 and December 31, 2017, respectively*	3	3
Preferred shares $0.0001 par value, 5,000,000 shares authorized, no shares issued and outstanding at September 30, 2018 and December 31, 2017*	-	-
Additional paid-in capital	21,382	18,560
Accumulated deficit	(26,010)	(17,972)
Total Shareholders’ Equity (Capital Deficiency)	(4,625)	591
Total Liabilities and Shareholders’ Equity (Net of Capital Deficiency)	$19,274	$20,013

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share

Ability Inc.

Condensed Consolidated Statements of Operations and Comprehensive Loss

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	U.S. Dollar in thousands, except per share data
	Unaudited

Revenues	$25	$197	$437	$1,029
Cost of revenues	297	563	1,161	1,726
Gross loss	(272)	(366)	(724)	(697)

Selling and marketing expenses	703	610	2,109	2,175
General and administrative expenses	1,314	1,868	5,165	6,187
Operating loss	(2,289)	(2,844)	(7,998)	(9,059)

Financial expenses, net	54	211	40	86
Loss before income taxes	(2,343)	(3,055)	(8,038)	(9,145)

Tax benefit	-	(23)	-	-
Net and comprehensive loss	$(2,343)	$(3,032)	$(8,038)	$(9,145)

Weighted-average ordinary shares outstanding - Basic and diluted*	2,823,219	2,459,088	2,580,465	2,459,088

Loss per ordinary basic and diluted (U.S. dollars)	$(0.83)	$(1.23)	$(3.11)	$(3.72)

*	On December 27, 2017, the Company implemented a 1-for-10 consolidation of its ordinary shares with a market effective date of March 23, 2018, which was applied retrospectively for the calculation of the basic and diluted loss per ordinary share

Ability Inc.

Condensed Consolidated Statements of Cash Flows

	Nine months ended
	September 30,
	2018	2017
	U.S. Dollar in thousands
	Unaudited
CASH FLOW FROM OPERATING ACTIVITIES:
Net loss	$(8,038)	$(9,145)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	101	128
Amortization	261	238
Capital loss (gain) from sale of property and equipment	(7)	30
Change in operating assets and liabilities:
Restricted deposits	-	1,758
Accounts receivable	(25)	1,173
Inventories	-	175
Other receivables	2,088	(359)
Accrued payroll and other compensation related accruals	90	(49)
Trade payables, accrued expenses and other accounts payable	414	(1,054)
Put option liability net of restricted deposit for put option	-	128
Income tax payable	-	77
Accrued expenses and accounts payable with respect to projects	(502)	(2,340)
Progress payments in excess of accumulated costs with respect to projects	2,850	838
Accrued severance pay	(78)	(6)
Total adjustments	5,192	737
Net cash used in operating activities	(2,846)	(8,408)

CASH FLOW FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(123)	(188)
Proceeds from sale of property and equipment	74	124
Net cash used in investing activities	(49)	(64)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares and warrants, net of issuances costs	2,822	-
Short-term bank loan received	1,520	-
Due from controlling shareholders	-	196
Net cash provided by financing activities	4,342	196

NET CHANGE IN CASH AND CASH EQUIVALENTS	1,447	(8,276)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	1,944	11,840
CASH AT END OF THE FISCAL PERIOD	$3,391	$3,564

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid:
Interest and banks’ charges	$92	$13
Income tax	$2	$6

Ability Inc.

Condensed Consolidated EBITDA

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	U.S. Dollar in thousands
	Unaudited

Operating loss	$(2,289)	$(2,844)	$(7,998)	$(9,059)
Depreciation	27	41	101	128
Amortization	89	80	261	238
EBITDA loss	$(2,173)	$(2,723)	$(7,636)	$(8,693)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

Date: December 26, 2018